FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of October 2003

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes |_|  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    Sanitec International S.A.
                                                          (Registrant)


                                                    By: /s/ Timo Lehto
                                                        ------------------------
                                                    Name:   Timo Lehto
                                                    Title:  Principal Financial
                                                            Officer and Director


08 October 2003

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MOODY'S DOWNGRADES SANITEC INTERNATIONAL S.A.'S SENIOR NOTES TO B3

Reflecting Moody's view that Sanitec's liquidity is constrained under continued weak market conditions, Moody's Investors Service has downgraded the senior notes of Sanitec International S.A. from B2 to B3. The senior implied and issuer ratings for Sanitec and the rating for the senior secured credit facilities at Sanitec Oy have also been downgraded as follows:

- Euro 260.0 million in senior notes due 2012 at Sanitec International S.A. to B3 from B2;
- Euro 555.0 million in senior secured credit facilities at Sanitec Oy to B1 from Ba3;
- Senior implied rating to B1 from Ba3;
- Unsecured issuer rating to B3 from B2.

Moody's gives credit to Sanitec's good performance in difficult operating conditions, but their outlook for all ratings is negative.